GREENWICH LIFESCIENCES, INC.

3992 Bluebonnet Dr, Building 14

Stafford, TX 77477

May 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jenn Do

Terence O’Brien

David Gessert

Michael Clampitt

Re:	Greenwich LifeSciences, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted April 7, 2020

CIK No. 0001799788

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Greenwich LifeSciences, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 16, 2020 (“Comment Letter”) regarding the Company’s Amendment No. 1 to its Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 1 to Draft Registration Statement filed April 7, 2020

Business

Large Initial & Expandable Breast Cancer Market, page 59

1.  We note your response to comment 10. However, with the information provided, we are unable to discern the basis for your claim of “Multi $ Billion Revenue Potential.” Please revise your disclosure to provide adequate support for this statement or remove it.

RESPONSE:	The Registration Statement has been revised to provide support for the statement.

Executive and Director Compensation, page 76

2.       We note your response to comment 14. Please revise footnote 2 to the Summary Compensation Table and footnote 4 to the Non-Employee Director Compensation table to disclose the number of shares of common stock the Company paid the respective individuals in exchange for related party payables and/or for warrants to purchase shares of the Company’s common stock.

RESPONSE:	The Registration Statement has been revised to disclose the number of shares of common stock the Company paid the respective individuals in exchange for related party payables and/or for warrants to purchase shares of the Company’s common stock.

Sincerely,

Greenwich LifeSciences, Inc.

/s/ Snehal Patel
By: Snehal Patel
Title: Chief Executive Officer